

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 1, 2021

Heath R. Fear
Executive Vice President
KITE REALTY GROUP TRUST
30 S. Meridian Street
Suite 1100
Indianapolis, IN 46204

> **Re: KITE REALTY GROUP TRUST**
> **Registration Statement on Form S-4**
> **Filed on August 23, 2021**
> **File No. 333-259015**

Dear Mr. Fear:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Costello at 202-551-8742 or David Link at 202-551-3356 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    Tiffany Posil